

March 22, 2024

Michael Lau
Chief Executive Officer
Anbio Biotechnology
Friedrich-Ebert-Anlage 49, 60308
Frankfurt am Main
Germany

> **Re: Anbio Biotechnology**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted March 11, 2024**
> **CIK No. 0001982708**

Dear Michael Lau:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 23, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1, Submitted March 11, 2024

Cover Page

1. We note your response to prior comment 2. Please highlight the cross reference to the risk factors by prominent type or in another manner. Refer to Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 1

2. Although we note your revisions in response to prior comment 4, please continue to revise to clarify that a significant amount of your historical revenues were derived from sales in the European Union and that you had significant customer concentration.

3. We note your revised disclosure here and on page 46 that you "may first register" your IVD products in the selected countries and must meet such countries' individual and specific requirements as well. Please make clear if you must register your IVD products in the selected countries prior to commencing sales or clarify why such registration is optional. In addition, please disclose the material adverse impact, if any, on your business if you are unable to achieve registration for your IVD products in these countries.

4. We note your revised disclosure that none of your non-COVID IVD products are registered in any specific country and that IVDR approval is anticipated for some of your products by December 31, 2026. Please make clear when you will be able to commence sales of the non-COVID products in the countries you have strategically selected.

Risk Factors, page 9

5. We note the removal of the risk factor regarding the substantial control over your corporate actions by two of your principal shareholders, CVC Investment and Northwestern Investment. If these shareholders will continue to hold a substantial portion of your voting stock following this offering, please reinsert the risk factor or otherwise advise. In this regard, based on their current ownership, these two shareholders would appear to have substantial control over your corporate actions, regardless of whether they are acting as a "group."

6. We note your disclosure on page 36 that you anticipate recertifying all of your supplied IVD products under the IVDR 2017/746 Directive by December 31, 2026, but that if you experience delays or failures during the registration process, it could adversely affect your business and operational outcomes. Please include related risk factor disclosure.

7. It appears from the form of supply agreement filed as Exhibit 10.3 that you source your products from third party suppliers based on purchase orders. As appropriate, expand your risk factors to address the risks associated with conducting business with suppliers that are under no obligation to supply products to you except as provided for in a particular purchase order.

Use of Proceeds, page 29

8. We note your response to prior comment 7. Specifically, we note your statement that you do not have a specific plan on how far in the development process you estimate the proceeds from the offering will enable you to reach or a specific program, product, or product candidate you plan to fund with the proceeds from the offering. This statement appears to be inconsistent with your statement that you believe the proceeds will be sufficient to complete the actions described in the revised table. Accordingly, please revise your disclosure in this section to address the following:
    - Clarify how broad you intend to expand your sales and distribution network in your strategically selected markets with the proceeds from this offering.
    - Identify the programs, products, or product candidates you plan to fund with the proceeds from the offering and the dollar amount you intend to allocate to each

        program, product, or product candidate in each of the uses described in the first two line items of the table.

- As indicated in your response, disclose, if true, that the allocated proceeds will be sufficient to complete the actions described in the table. Alternatively, disclose whether you will require additional funds to accomplish the specified purposes for which the proceeds are intended to be used.
- Clarify whether you intend to use any of the proceeds from the offering to seek regulatory approvals in any of your strategically selected markets. In this regard, we note the removal of this line item from the table. If you do not intend to use any of the offering proceeds for this purpose, please disclose how you intend to fund these approvals as they appear, based on your disclosures, to be a prerequisite to selling your IVD products in new countries.

To the extent you do not currently have specific plans or expectations for the use of proceeds as they relate to any specific country, program, product, or product candidate, please so state.

9.   We note your disclosure on page 49 that you "aim to navigate the complex regulatory landscape by allocating 25% of the net proceeds [you] receive from this offering, partnering with local distributors, and registering products with local authorities to ensure compliance." Please revise your disclosure in this section to reconcile with the disclosure on page 49 or otherwise revise as appropriate.

Business, page 46

10.   We note your response to prior comment 16, and we reissue the comment in part. Given your limited operating history and your nominal research and development expenses, please briefly describe the research and development activities you have conducted to date. Please also clarify whether you developed, acquired, or simply distribute the products described in the registration statement.

11.   We note your response to prior comment 16 and your revised disclosure on page 46 that you "collaborate with third-party partners to co-develop and distribute tailored IVD products for the laboratory use, POCT and OTC markets." You further disclose that "[t]his collaboration spans the entire commercialization process, encompassing discovery, validation, optimization, and manufacturing" and that after optimization, your third-party suppliers develop a manufacturing process that meets regulatory standards, including product registration. Please further describe the nature of these collaborative relationships, including to explain what you mean by "co-develop" and to describe the material terms of any contractual or other arrangements you have with these third parties. Your disclosure should clarify each party's material rights and obligations under these arrangements, including, without limitation, which parties are responsible for performing the work pursuant to these arrangements, how costs and expenses are allocated, how revenues and/or profits are allocated, and who owns the intellectual property or other work product produced pursuant to these arrangements. In addition, to the extent material, please file

these agreements as exhibits to the registration statement. Refer to Part II, Item 8.a of Form F-1 and Item 601(b)(10) of Regulation S-K. Also include specific risk factor disclosure on your dependence on your third-party suppliers and the agreements related thereto.

Our Competitive Strengths, page 48

12.   We note the following disclosures:
  • On page 48, that "we have developed a variety of mobile diagnostic instruments…"
  • On page 49, that "[your] technological prowess allows [you] to provide diagnostic solutions to the global diagnostic sector, especially with [y]our innovative laboratory and POCT pipeline."
  • On page 50, "our expertise in diagnostic product development."
  In this regard, we note from your revisions on page 57 that you have revised your disclosure from "[o]ur diagnostic solutions," to the diagnostic solutions "we supply" and your revised statements at the top of page 59 that you "co-develop IVD products." Disclose the basis for any statements made regarding your competitive position. If your products have been designed, developed or utilize the technology of your third-party suppliers and you are reselling those products, please revise so that this is clear throughout your prospectus.

Our Products, page 51

13.   We note your response to prior comment 17 and your revised disclosure on pages 47 and 53 that none of your non-COVID-19 IVD products are currently registered in any particular country and that you anticipate successful registrations by December 31, 2026. Please reconcile this timeline with your disclosure on page 49 that you "plan to commercialize non-COVID-19 related products via distributors for the fiscal year ending December 31, 2023, and beyond" and further update as appropriate.

14.   We note your disclosure that, "as of the date of this prospectus, we have conducted clinical testing for some of our products in the laboratory…." We also note your disclosure on page 57 that you "conducted a study to determine the clinical performance of [y]our SARS-CoV-2 Antigen Rapid Test" and your disclosure on page 58 that you "conducted a study to determine the clinical performance of [y]our SARS-CoV-2/Influenza A/B Antigen Rapid Test." We note similar disclosures in the last paragraph on page 58. Given the assets shown on the balance sheets included in your filing, please clarify if this testing, the studies and other activities were conducted by you using your equipment in your laboratory, if any, or if these activities were conducted by your suppliers or other third parties.

Our Suppliers, page 60

15.   We note your response to prior comment 19. Please further revise your disclosure to describe the termination provisions of your contracts with your major suppliers.

16.   We note from the form of supply agreement filed as Exhibit 10.3, that Anbio is described as in the business of "wholesale of medical devices." Disclose the extent to which you are in the wholesale business and revise your business description throughout as appropriate.

Intellectual Property, page 62

17.   We note your response to prior comment 20, and we reissue the comment in part. Please disclose the specific products or product groups to which your patent and trademark applications relate. In addition, to the extent that you do not own the intellectual property rights to any of the products described in your registration statement, regardless of whether they are the subject of your patent and trademark applications, please clarify the nature of any licensing or other arrangement pursuant to which you currently, or plan to, manufacture, sell, or otherwise distribute such products.

18.   We note you currently have no granted patents or trademarks. Revise your filing throughout where you reference your patents or trademarks or your ability to maintain your patents or trademarks or other intellectual property protections to make that clear.

Management, page 69

19.   We note your response to prior comment 22, and we reissue the comment in part. Please disclose how Michael Lau's time and attention is allocated between the Company and Genscript and whether the Company is party to any arrangements regarding the same.

20.   We note that you now identify Nancy Hartzler, Kenneth Li, and David Hsu as your independent director appointees. Please disclose any arrangement or understanding with major shareholders or others pursuant to which any of these director appointees were selected. Refer to Item 4.a of Form F-1 and Item 6.A.5 of Part I of Form 20-F.

Executive Compensation, page 75

21.   Please update your executive compensation disclosures for the fiscal year ended December 31, 2023. Refer to Item 4.a of Form F-1 and Item 6.B of Part I of Form 20-F.

Compensation of Directors, page 76

22.   We note that, if implemented with directors upon achievement of a market cap target, "executive directors will be entitled for 10% of all authorized shares under the executive incentive compensation plan." Please clarify who is considered an "executive director." Please also clarify how the number of "authorized shares" will be determined for purposes of this calculation. In this regard, we note that the "Executive Compensation Plan" submitted as Exhibit 10.4 to the registration statement appears to present individual contractual arrangements with each executive rather than a broadly applicable plan with a maximum number of authorized shares issuable pursuant to the plan.

Related Party Transactions, page 78

23.   Based upon your response to prior comment 33, it does not appear that the nature of the Class A Issuance and the Class B Issuance was to raise capital. Please disclose the nature of these or any other transactions that were material to the company or any related party, or any transactions that were unusual in their nature or conditions to which the company was a party. Refer to Item 7.B.1 of Form 20-F. Please ensure you address the nature of issuing high-vote Class B ordinary shares to CVC Investment and Northwestern Investment.

Class B Ordinary Shares, page 80

24.   We note your revised disclosure in response to prior comment 28. Please disclose the business purpose for issuing the high-vote Class B shares at approximately par value with no economic interest in the company. Also, include disclosure that addresses the following, including risk factor disclosure, as appropriate:
   •   that the economic interests in the company held by the Class B shareholders and the voting influence that may be exerted by the Class B shareholders may not be aligned and proportional with the interests of the Class A shareholders;
   •   that the Class B shareholders may have the ability to influence matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation or sale of assets;
   •   that the capital structure and/or disparate voting rights may have anti-takeover effects preventing a change in control transaction that Class A shareholders might consider in their best interest; and
   •   any risks regarding how the company would determine whether more than 50 percent of its outstanding voting securities are owned of record by U.S. residents for purposes of satisfying the foreign private issuer definition.

Item 7. Recent Sales of Unregistered Securities, page II-1

25.   We note your response to prior comment 33. Specifically, we note your statement that, for the six months ended June 30, 2023 and 2022, you secured capital by generating revenue through commercial sales of IVD products, which enabled you to cover costs to sustain business operations. Please clarify for us how you obtained capital to commence operations, including to either research and develop or otherwise acquire the products that you then sold to generate the revenue you used to sustain business operations.

General

26.   We note your response to prior comment 1, and we reissue the comment in part. Please provide us with your analysis as to your determination that CVC Investment and Northwestern Investment are not acting as a "group" as determined by Exchange Act Rule 13d-5(b)(1).

   Please contact Sasha Parikh at 202-551-3627 or Daniel Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson at 202-551-8013 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: William S. Rosenstadt, Esq.